                                                                   EXHIBIT 99.14

                               THIRD AMENDMENT TO
                              MAGMA COPPER COMPANY
                     1987 STOCK OPTION AND STOCK AWARD PLAN

     Effective March 5, 1987, Magma Copper Company (the "Company") adopted the Magma Copper Company 1987 Stock Option and Stock Award Plan (the "Plan"). The Company previously amended the Plan to alter the option period under the Plan to vest awards fully in the event of major corporate transactions, and for other purposes. By this instrument, the Company desires to amend the definition of "Change in Control" in the Plan to conform it to the definition used in other Company Plans and agreements, and to grant to the Plan Committee discretion to take certain actions following a Change in Control.

          1. This Amendment shall amend only the Section of the Plan set forth herein, and those Sections and subsections not expressly amended hereby remain in full force and effect.

          2. Section 14 of the Plan is hereby amended in its entirety to read as follows:

               In the event of a "Change in Control" of the Company, the Committee may, in its discretion, without obtaining shareholder approval, take any one or more of the following actions, with respect to any optionee or participant:

          (a) Accelerate the exercise dates of any or all outstanding stock options or make some or all such stock options immediately fully vested and exercisable;

          (b) Accelerate the restriction (lapse of forfeiture provision) period of any restricted stock award subject to restrictions; or

          (c) Pay cash to any or all holders of stock options in exchange for the cancellation of their outstanding stock options.

         "A Change in Control" shall mean a change in ownership or managerial control of the stock, assets or business of the Company resulting from one or more of the following circumstances:

               (i) The shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than sixty-five percent (65%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided however, that a merger or consolidation effected to implement a recapitalization of the Company (or a similar transaction) in which no Person other than Warburg, Pincus Capital Company, L.P., acquires thirty-five percent (35%) or more of the Company's then outstanding voting securities shall not constitute a Change in Control;

               (ii) A change in ownership of the Company through a transaction or series of transactions, such that any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing thirty-five percent (35%) or more of the combined voting power of the Company's then outstanding securities; provided that, for such purposes, any acquisition by the Company shall be disregarded, and provided further that, in the event of such a change in ownership, if Warburg, Pincus Capital Company, L.P., as of the date of such change of ownership and at all times thereafter, remains the Beneficial Owner of a percentage interest in the Company equal to at least ten percent (10%) more than any other Beneficial Owner of the combined voting power of the Company's then outstanding securities, no Change in Control shall be deemed to have occurred unless (A) the majority of the Board serving immediately prior to such Change in Control shall deem a Change in Control to have occurred, or (B) Warburg, Pincus Capital Company, L.P., shall thereafter cease to be the Beneficial Owner of a percentage ownership interest in the Company equal to at least ten percent (1O%) more than any other Beneficial Owner of the combined voting power of the Company's then outstanding securities (and in such event, the Change in Control shall be deemed to have occurred on the date Warburg, Pincus Capital Company, L.P., ceases to be the Beneficial Owner of such greater combined voting power);

               (iii) A change in identity of a majority of the members of the Board within any twenty-four (24) month period; provided however, if such a change in the identity of the members of the Board occurs following the acquisition of fifty-one percent(51%) or more of the Company's then outstanding voting securities by Warburg, Pincus Capital Company, L.P., no Change in Control shall be deemed to have occurred if such change of Board membership was approved in writing (or by an approved written resolution) by a majority of the Board and of the Management Executive Committee serving immediately prior to such change of Board membership. For purposes of this Section 14, the term "Management Executive Committee" shall mean a Committee appointed in writing by the then-acting Chief Executive Officer of the Company, comprised of corporate officers and such additional key employees of the Company as the Chief Executive Officer shall appoint from time to time. The Chief Executive Officer may remove any member of the Management Executive Committee by notice in writing delivered to such member and the other members of the Management Executive Committee;

               (iv) The approval by the Board (or by the shareholders if shareholder approval is required by applicable law or under the terms of any relevant agreement) of an agreement for the sale or disposition of all or substantially all of the Company's assets or a sale-leaseback of all or substantially all of the Company's assets (with or without a purchase option);

               (v) A transfer of all or substantially all of the Company's assets pursuant to a partnership of joint venture agreement where the Company's resulting interest is or becomes fifty percent (50%) or less;

               (vi) The Board (or the shareholders if shareholder approval is required by applicable law or under the terms of any relevant agreement) shall approve a plan of complete liquidation of the Company; or

               (vii) The execution or approval by the Board of any agreement, the consummation of which would result in one of the foregoing.

          For purposes of this Section 14, the term "Beneficial Owner" shall have the same meaning as the term is given in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the term "Person" shall have the meaning given the term when used in sections 13(d) and 14(d) of such act.

          3. Except as amended by this Amendment, which is effective as of the ____ day of _____________, 1995, the Company hereby ratifies the terms of the Plan.

                                 MAGMA COPPER COMPANY


                                 By:_____________________________

                                 Its:____________________________